UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

Pursuant to Section 12(b) or (g) of The

Securities Exchange Act of 1934

CRACKER BARREL OLD COUNTRY STORE, INC.

(Exact name of registrant as specified in its charter)

Tennessee	0-25225	62-1749513
(State or other Jurisdiction of Incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

305 Hartmann Drive, P.O. Box 787 Lebanon, Tennessee		37088-0787
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (615) 444-5533

Not Applicable

(Former name or former address if changed since last report.)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box:  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box:  ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Each Class)

Item 1.	Description of Securities To Be Registered.

On September 22, 2011, the Board of Directors of Cracker Barrel Old Country Store, Inc. (the “Company”), a Tennessee corporation, declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share and adopted a shareholder rights plan, as set forth in the Rights Agreement dated as of September 22, 2011 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC, as rights agent. The dividend is payable on October 3, 2011 to the stockholders of record on October 3, 2011.

In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group which acquires 10% or more of the outstanding common stock of the Company without the approval of the Board of Directors. The Rights Agreement will terminate unless approved by shareholders at the Company’s upcoming 2011 annual meeting, and it includes a qualifying offer exception for all-cash, fully financed tender offers for all shares open for at least 60 business days. It is designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive tactics to gain control of the Company without paying all shareholders a premium for that control.

A summary of the terms of the Rights Agreement follows. This description is only a summary, and is not complete, and should be read together with the entire Rights Agreement, which has been filed as an exhibit to this Registration Statement on Form 8-A. A copy of the Rights Agreement is available free of charge from the Company upon request.

The Rights. The Rights will initially trade with, and will be inseparable from, the common stock. The Rights are evidenced only by certificates that represent shares of common stock. New Rights will accompany any new shares of common stock the Company issues after October 3, 2011 until the Distribution Date described below.

Exercise Price. Each Right will allow its holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (a “Preferred Share”) for $200 (the “Exercise Price”), once the Rights become exercisable. This portion of a Preferred Share will give the stockholder approximately the same dividend and liquidation rights as would one share of common stock. Prior to exercise, the Right does not give its holder any dividend, voting, or liquidation rights.

Exercisability. The Rights will not be exercisable until 10 days after the public announcement that a person or group has become an “Acquiring Person” by obtaining beneficial ownership of 10% or more of the outstanding common stock.

Certain synthetic interests in securities created by derivative positions — whether or not such interests are considered to be ownership of the underlying common stock or are reportable for purposes of Regulation 13D of the Securities Exchange Act — are treated as beneficial ownership of the number of shares of the Company’s common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the Company’s common stock are directly or indirectly held by counterparties to the derivatives contracts. Swaps dealers unassociated with any control intent or intent to evade the purposes of the Rights Plan are excepted from such imputed beneficial ownership.

The date when the Rights become exercisable is the “Distribution Date.” Until that date, the common stock certificates will also evidence the Rights, and any transfer of shares of common stock will constitute a transfer of Rights. After that date, the Rights will separate from the common stock and be evidenced by book-entry credits or by Rights certificates that the Company will mail to all eligible holders of common stock. Any Rights held by an Acquiring Person are void and may not be exercised.

Consequences of a Person or Group Becoming an Acquiring Person.

•

Flip In. If a person or group becomes an Acquiring Person, all holders of Rights except the Acquiring Person may, for $200, purchase shares of the Company common stock with a market value of $400, based on the market price of the common stock prior to such acquisition.

•

Flip Over. If the Company is later acquired in a merger or similar transaction after the Distribution Date, all holders of Rights except the Acquiring Person may, for $200, purchase shares of the acquiring corporation with a market value of $400, based on the market price of the acquiring corporation’s stock prior to such transaction.

•

Notional Shares. Shares held by affiliates and associates of an Acquiring Person, and Notional Common Shares (as defined in the Rights Agreement) held by counterparties to a Derivatives Contract (as defined in the Rights Agreement) with an Acquiring Person, will be deemed to be beneficially owned by the Acquiring Person.

Preferred Share Provisions.

Each one one-hundredth of a Preferred Share, if issued:

•	will not be redeemable.

•	will entitle its holder to quarterly dividend payments of $0.01, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

•	will entitle its holder upon liquidation either to receive $1.00 or an amount equal to the payment made on one share of common stock, whichever is greater.

•	will have the same voting power as one share of common stock.

•

if shares of the common stock of the Company are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of common stock.

The value of one one-hundredth interest in a Preferred Share should approximate the value of one share of common stock.

Expiration. If the Rights Agreement is approved by the shareholders at the upcoming 2011 annual meeting, the Rights will expire on September 22, 2014. If shareholders do not approve the Rights Agreement, it will expire immediately following the 2011 annual shareholders’ meeting.

Redemption. The Board of Directors may redeem the Rights for $0.01 per Right at any time before any person or group becomes an Acquiring Person. If the Board redeems any Rights, it must redeem all of the Rights. Once the Rights are redeemed, the only right of the holders of Rights will be to receive the redemption price of $0.01 per Right. The redemption price will be adjusted if the Company has a stock split or issues stock dividends of its common stock.

Qualifying Offer Provision. The Rights would not interfere with all-cash, fully financed tender offers for all shares of common stock that remain open for a minimum of 60 business days, are subject to a minimum condition of a majority of the outstanding shares and provide for a 20 business day “subsequent offering period” after consummation (such offers are referred to as “qualifying offers”). In the event the Company receives a qualifying offer and the board of directors has not redeemed the Rights prior to the consummation of such offer, the consummation of the qualifying offer will not cause the offeror or its affiliates or associates to become an Acquiring Person, and the Rights will immediately expire upon consummation of the qualifying offer.

Exchange. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50% or more of the outstanding common stock of the Company, the Board may extinguish the Rights by exchanging one share of common stock or an equivalent security for each Right, other than Rights held by the Acquiring Person.

Anti-Dilution Provisions. The Board may adjust the purchase price of the Preferred Shares, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a stock dividend, a stock split, or a reclassification of the Preferred Shares or common stock. No adjustments to the Exercise Price of less than 1% will be made.

Amendments. The terms of the Rights Agreement may be amended by the Board without the consent of the holders of the Rights. After a person or group becomes an Acquiring Person, the Board may not amend the agreement in a way that adversely affects holders of the Rights.

The Articles of Amendment to the Charter and the Rights Agreement are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such exhibits.

Item 2. Exhibits.

3.1	Articles of Amendment to the Charter of Cracker Barrel Old Country Store, Inc. (Incorporated by reference to Exhibit 3.1 to Cracker Barrel Old Country Store, Inc.’s Form 8-K filed on September 23, 2011).

4.1	Rights Agreement, dated as of September 22, 2011, between Cracker Barrel Old Country Store, Inc. and American Stock Transfer & Trust Company, LLC, which includes the form of Articles of Amendment to the Charter as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 to Cracker Barrel Old Country Store, Inc.’s Form 8-K filed on September 23, 2011).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CRACKER BARREL OLD COUNTRY STORE, INC.

Date: September 23, 2011

	By:	/s/ N. B. Forrest Shoaf
	Name:	N. B. Forrest Shoaf
	Title:	Senior Vice President, Secretary and Chief Legal Officer

EXHIBIT LIST

3.1	Articles of Amendment to the Charter of Cracker Barrel Old Country Store, Inc. (Incorporated by reference to Exhibit 3.1 to Cracker Barrel Old Country Store, Inc.’s Form 8-K filed on September 23, 2011).

4.1	Rights Agreement, dated as of September 22, 2011, between Cracker Barrel Old Country Store, Inc. and American Stock Transfer & Trust Company, LLC, which includes the form of Articles of Amendment to the Charter as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 to Cracker Barrel Old Country Store, Inc.’s Form 8-K filed on September 23, 2011).